Exhibit 99.2

PRESIDENT’S LETTER
May 23, 2013

Dear Shareholders,

As I write this letter I can only think of how disappointing the current market for exploration companies is for us in particular. We produced a maiden resource report on our 2010 grassroots Ixtaca gold-silver discovery project in January of this year. We filed this report just at the time of collapse in gold stocks, led by the producing companies. By mid May 2013 the gold miners exchange traded fund GDX was as low as it was in the market nadir of 2008. For producing companies the signs had been evident for some time however. Until last year, gold mining companies have been able to borrow or raise money very cheaply for decades and have used this cheap capital to grow, often at the expense of profitability. For big miners the chickens have now come home to roost and presently many hold unsustainable debt and have not provided a meaningful return on invested capital to shareholders. To make matters worse for our sector, despite the DOW and the DAX seeing all-time highs, gold and silver have recently corrected significantly. Pundits and gold experts have largely been caught off guard. Believers in the wisdom of the prevailing quantitative easing monetary policies of the world’s central banks are crowing about the end of gold.

That is the bad news. But apart from the market and our share price there is a lot for us to crow about too. In July of this year it will have been three short years since drilling the discovery hole at Ixtaca. To date we have drilled over 100,000 meters of core with our own rigs resulting in a resource using a 0.5 g/t gold equivalent cutoff of over 2 million Indicated gold equivalent ounces with a further 1.5 million in the Inferred category. The resource will clearly grow beyond these numbers as we have added roughly 20,000 of meters of drilling since it was calculated, hitting additional zones some with high grades. At the same time the preliminary metallurgical studies show excellent recoveries. As good as they are we believe these early metallurgical results can readily be improved upon. This new resource was found in an area of excellent infrastructure in Mexico, a great mining jurisdiction. While we have paved roads within 2 kilometers of the deposit and are within 25 kilometers of a major industrial park and a 2 hour drive from a Volkswagen manufacturing facility, the deposit itself is in an area of minimal land use. We have held claims in this area since 2001 and have built strong relationships with local stakeholders, many of whom you dear shareholder have supported as employees. We currently have approximately 80 local employees working on our exploration program, many of whom have gained valuable and transferrable skills that they can use the rest of their working lives. We have also tried to be good representatives of you by helping with many community projects both small and large. We have also initiated some unique educational programs to help all concerned understand what we are trying to build. In short over three years from nothing we have developed an exciting new gold-silver resource in an economically depressed area. If developed into a mine, this new resource will enormously benefit local communities as well as providing a future capital gain for shareholders. We have done all this while maintaining our conservative approach to the stewardship of your money by minimizing dilution and largely financing the drilling through non-dilutive asset sales.

Future is now the operative word for realizing value for all this hard work. To reiterate, we find ourselves with a great asset in terrible times not of our creating. The Ixtaca deposit and our portfolio of early stage exploration projects have a bright future. Ixtaca is part of a new mineral belt in eastern Mexico that we have identified and pioneered. Our other projects in this belt have excellent potential of their own. But now is the time to focus on developing Ixtaca from an early stage resource into something with higher value and certainty for when the market turns.

It is my opinion that the market will turn sooner than current sentiment would have us believe. Gold and silver are to be relied upon as a store of value and a medium of exchange more than ever in these turbulent times, despite what the monetary theorists say. Good deposits such as Ixtaca will be the prime focus of mining companies after the dust settles in this current downturn for producers. We have created real value even if the market temporally isn’t rewarding us for it. Your management team has been through many bad markets only to have survived in better shape. We will survive this one and come out the other side with an advanced gold-silver asset and a world-class team in Vancouver and Mexico. Hold fast in these turbulent times with us. We have built something wonderful together but we are not finished. Tough times today mean that it will be all the sweeter for all of us, shareholders, employees and community stakeholders to finally realize the value of our hard work and investment in the Ixtaca Zone.

Thank you for your support and best wishes to you and your families in 2013.

Yours truly,

“Morgan”

Morgan Poliquin, Ph.D., P.Eng.
President & CEO